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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PUSUANT TO
RULE 13d-2(a)
(Amendment No. 1)*
GLOBAL TRAFFIC NETWORK, INC.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
37947B 10 3
(CUSIP Number)
William L. Yde III
Robert L. Johander
Global Traffic Network
800 Second Avenue
New York, NY 10017
(212) 896-1255
With a copy to:
Alan M. Gilbert, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, MN 55402
(612-672-8200)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37947B 10 3	Page	2	of	8

1	NAMES OF REPORTING PERSONS: William L. Yde III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO (shares held by the Reporting Person prior to the Issuer's initial public offering)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		3,955,786

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,951,747

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,955,786

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	30.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	37947B 10 3	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Robert L. Johander

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF -- with respect to 413,428 shares OO -- 465,106 shares held prior to IPO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		878,534

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	878,534

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO -- Revocable Trust

ITEM 1. SECURITY AND ISSUER
This statement relates to the common stock, $.001 par value, of Global Traffic Network, Inc., a Delaware corporation (“Global” “Issuer” or the “Company”). The address of the Company’s principal executive offices is 800 Second Avenue, Fifth Floor, New York, NY 10017.
ITEM 2. IDENTITY AND BACKGROUND
This Schedule 13D is being filed jointly by William L. Yde III and Robert L. Johander as trustee of the Robert L. Johander Revocable Trust u/a/d December 18, 2003. The principal business address for Mr. Yde is 800 Second Avenue, Fifth Floor, New York, NY 10017. Mr. Yde is the Company’s Chairman of the Board, CEO and President. The principal business address for Mr. Johander is 27970 Smithtown Road, Excelsior, MN 55331-7911. Mr. Johander is a Director and the Company’s Vice-Chairman of the Board.
During the last five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Yde and Mr. Johander are citizens of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Not applicable.
ITEM 4. PURPOSE OF TRANSACTION
The shares of Global subject to this Statement are held by the Reporting Persons solely for investment purposes.
Although the Reporting Persons have not formulated any other definitive plan, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the following matters:
      (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;
      (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
      (e) Any material change in the present capitalization or dividend policy of the issuer;
      (f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
      (g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
      (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
      (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
      (j) Any action similar to any of those enumerated above.
ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER
(a) and (b)	Mr. Yde beneficially owns 3,955,786 Shares. He has sole voting and dispositive power with respect to 2,951,747 of such shares, and he has the power to vote an additional 1,004,039 shares through certain voting agreements, including 878,534 shares which are beneficially owned by Mr. Johander.
According to information provided by the Company in its Quarterly Report filed on November 14, 2006, the number of shares outstanding is 12,870,000. Accordingly, based upon this information Mr. Yde is the beneficial owner of 30.7% of the outstanding shares and Mr. Johander is the beneficial owner of 6.8% of the outstanding shares.
c. TRANSACTIONS WITHIN THE LAST 60 DAYS
None.
d. Not applicable.
e. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
Under a voting agreement dated January 11, 2001, as amended, by and between William L. Yde III and Thomas M. Gilligan, Mr. Yde had the right to vote all 538,933 shares of the Company’s common stock held by Mr. Gilligan immediately following the Company’s March 2006 initial public offering (the “IPO”), and had an option (the “Option”) to purchase 413,428 of such shares from Mr. Gilligan at an time prior to January 30, 2009 for an aggregate purchase price of $828,800.
Under a voting agreement (the “Trust Voting Agreement”) dated September 30, 2005, by and between Mr. Yde and the Robert L. Johander Revocable Trust u/a/d December 18, 2003 (the “Johander Trust”), the Johander Trust has named Mr. Yde, by irrevocable proxy, his proxy to vote all shares of the Company held by the Johander Trust (465,106 shares as of immediately following the IPO). The Trust Voting Agreement is in effect until September 30, 2010. Under the Trust Voting Agreement, the Johander Trust may not sell, transfer, assign, distribute or otherwise dispose of such shares unless the recipient agrees to be bound by the Trust Voting Agreement.
On April 20, 2006, Mr. Yde transferred his interest in the Option to the Johander Trust and the Johander Trust exercised the Option as it related to all 413,428 shares. Pursuant to the Trust Voting Agreement, the 413,428 shares acquired by the Johander Trust upon exercise of the Option continue to be voted by Mr. Yde.
At December 31, 2006, and in addition to the 2,951,747 shares of the Company’s common stock that he holds directly, Mr. Yde has the right to vote (i) 125,505 shares held by Mr. Gilligan under the Gilligan Voting Agreement, and (ii) 878,534 shares held by the Johander Trust under the Trust Voting Agreement.
ITEM 7. EXHIBITS.

10.1	Voting Agreement dated January 11, 2001, as amended, by and between William L. Yde III and Thomas M. Gilligan, Mr. Yde (incorporated by reference to Exhibit 10.1 to the Schedule 13D filed by Mr. Yde on April 3, 2006).

10.2	Voting Agreement dated September 30, 2005, by and between Mr. Yde and the Robert L. Johander Revocable Trust u/a/d December 18, 2003 (incorporated by reference to Exhibit 10.2 to the Schedule 13D filed by Mr. Yde on April 3, 2006).

99.1	Agreement to File Jointly.

SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007	/s/ William L. Yde III
William L. Yde III

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007	/s/ Robert L. Johander
Robert L. Johander